UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒           Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

First Quarter 2019 Results of International Game Technology PLC

On May 20, 2019, International Game Technology PLC (the “Company”) reported results for the first quarter ended March 31, 2019.

On May 20, 2019, the Company announced that its Board of Directors declared an interim cash dividend of $0.20 per share on its ordinary shares. The dividend is payable on June 17, 2019 to holders of record as of the close of business on June 3, 2019.

A copy of the news release relating to the above matters is set forth in Exhibit 99.1, which is being furnished herewith. In addition, a slide presentation relating to the results is set forth in Exhibit 99.2, which is being furnished herewith.

The following exhibits are furnished herewith:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Reports First Quarter 2019 Results,” dated May 20, 2019

99.2	Presentation “2019 First Quarter Results ended March 31, 2019,” dated May 20, 2019

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Reports First Quarter 2019 Results,” dated May 20, 2019

99.2	Presentation “2019 First Quarter Results ended March 31, 2019,” dated May 20, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2019	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary